Exhibit 1.01

Griffon Corporation
2025 Conflict Minerals Report

Introduction

This report for the year ended December 31, 2025 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) requiring certain SEC registrants to disclose (i) their use of Conflict Minerals (as defined under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”)), (ii) whether those Conflict Minerals originate from the Covered Countries and (iii) whether the sale of those Conflict Minerals financed or benefited armed groups in the Covered Countries. Conflict Minerals include columbite-tantalite (referred to as coltan), cassiterite, gold, wolframite, and their derivatives, limited to tantalum, tin and tungsten (“3TG”). The Covered Countries for the purposes of the Rule and this Report are the Democratic Republic of Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

Overview

This report has been prepared by Griffon Corporation (the “Company” or “Griffon”).

Company and Product Overview

Griffon Corporation is a leading provider of residential and commercial building products. The Company is the largest North American manufacturer and marketer of garage doors under the Clopay, IDEAL, and Holmes brands, and rolling steel door and grille products under the Clopay, Cornell, and Cookson brands. The Company is also a leading provider of residential, industrial, and commercial ceiling fans sold under the Hunter, Casablanca, and Jan Fan brands.

The AMES North America, Australia, and United Kingdom businesses are classified as discontinued operations.

Reasonable Country of Origin Inquiry (“RCOI”) Process

The RCOI performed represented a reasonable inquiry conducted by us in good faith to identify the mine or location of origin. For 2025 we assessed our suppliers based on the likelihood that the products they supplied to us contain 3TG. We conducted our survey of the selected suppliers using the template developed by the Responsible Minerals Initiative (“RMI”) Conflict Minerals Reporting Template (the “Template”). This commonly used Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy and engagement with its direct suppliers, and requests a listing of the smelters used by the company and its suppliers. The Template also contains questions about the origin of Conflict Minerals included in the company’s products, as well as questions regarding supplier due diligence.

We evaluated each supplier response received against criteria such as completeness of responses in the Template and inconsistencies within the data they reported in the Template. We received responses from 15 suppliers indicating that their companies source from the Covered Countries or may source from the Covered Countries.

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Due Diligence Process
Due Diligence Design

Griffon has designed a Conflict Minerals compliance initiative to implement a consistent, company-wide compliance process which includes:
•Educating our employees and suppliers about Conflict Minerals;
•Requesting in-scope suppliers to identify which of their products contain tin, tungsten, tantalum or gold, and, where applicable, to identify the smelter and the country of origin of these minerals;
•Supporting the RMI;
•Reporting mechanisms for questions and concerns, including a toll-free confidential and anonymous hotline.

Our compliance program has been designed to conform, in all material respects, with the framework in The Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas Third Edition (“OECD Guidance”), and the related supplements for gold and for tin, tantalum and tungsten.

Due Diligence Performed

Conflict Minerals Policy
We have adopted a Conflict Minerals policy, which is available on the Griffon website at the following URL: https://ir.griffon.com/static-files/90d5609f-911e-4b84-80c8-d94bcc62e8cc

Analysis of Supplier Survey Responses
We compared the smelter information contained in each supplier response to publicly available information, including a listing of smelters participating in the RMI’s Responsible Minerals Assurance Process (“RMAP”). RMAP identifies smelters and refiners that produce conflict-free materials, known as conformant smelters, which are verified through third-party audits.

We are unable to determine whether any of the 3TG minerals reported by our suppliers were contained in components or parts supplied to us, or to validate that any of these smelters or refiners are actually in our supply chain. Based on the responses we received, we determined that some of our products contain 3TG minerals, the origin of which is undeterminable at this time for the following reasons:

•Many of the responses received indicated that the due diligence evaluations conducted by suppliers were not complete, as such, the suppliers are unable to fully respond to our survey request, including all smelter information.
•Most responses were at a company level, rather than at a specific product level.
•We received responses from 15 suppliers indicating that their companies source or may source from the Covered Countries. At the time of our analysis, 100% of the Covered Countries smelters provided by these suppliers have been verified as conformant, active, or not applicable by RMI.

See Appendix A for a table of smelter information.

Other Required Disclosures
Risk Mitigation

We are committed to conducting business in a lawful manner, in compliance with the Rule, and to supporting the reporting requirements of our customers under the Rule. In 2025 we continued our efforts by:

•Continuing to support the RMI;
•Expanding due diligence efforts with acquired companies in line with Rule requirements; and
•Engaging with suppliers to continue to clarify requirements with them and improve the content of supplier responses.

We intend to continue to take these risk mitigation steps in our due diligence process to attempt to obtain more specific information, particularly for suppliers who indicate that they source from the Covered Countries.

Annual Reporting

In accordance with the OECD Guidance and the Rule, this report is available on our website www.griffon.com.

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Appendix A

Standard Smelters and Refiners Summary as of December 31, 2025

Smelters and refiners audited and determined to be RMAP Conformant	230
Active smelters and refiners	6
Total Conformant and Active Smelters and Refiners	236

The information compiled in this table has been reported to us by our in-scope direct suppliers or obtained from a certifying entity, such as RMAP. A conformant smelter is defined by RMAP as a smelter that has been audited and certified by a third party to be conflict-free. Active smelters are those that have committed to undergo an RMAP assessment, completed the relevant documents and scheduled an on-site assessment.
It is difficult to confirm the accuracy of information that was collected and transmitted through many levels of the supply chain. In many cases, the information was provided to us for all products sold by our suppliers and therefore is not necessarily limited to facilities that have confirmed to contribute necessary 3TG for a Griffon product. None of our suppliers indicated in their responses that they were using minerals from sources known to support conflict. As our due diligence process progresses, our listing may change to reflect improvements in the quality of information provided to us.

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